Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”) The principal office of RCI is located at: 333 Bloor Street East Toronto, Ontario M4W 1G9

Item 2	Date of Material Change

October 16, 2016

Item 3	News Release

A news release was issued through CNW Group on October 17, 2016.

Item 4	Summary of Material Change

Rogers Communications announced that President and Chief Executive Officer Guy Laurence will step down effective immediately. It also announced that it is Rogers intention to hire Joseph Natale as President and Chief Executive Officer as soon as he is in a position to join Rogers. During the interim, Alan Horn will act as President and Chief Executive Officer.

Item 5.1	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

For further information please contact David Miller, Chief Legal Officer and Secretary, at (416) 935-3546.

Item 9	Date of Report

October 18, 2016